SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 6)*

LL&E Royalty Trust

(Name of Issuer)

Units of Beneficial Interest

(Title of Class of Securities)

502003 10 6

(CUSIP Number)

Robert Robotti c/o Robotti & Company, Incorporated
110 East 42nd Street, Suite 1100
New York, New York 10017
212-986-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 16 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 502003 10 6	Page 2 of 16 Pages

1.	Names of Reporting Persons Robert E. Robotti

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 1,918,821

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 1,918,821

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,918,821

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
10.1%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 502003 10 6	Page 3 of 16 Pages

1.	Names of Reporting Persons Robotti & Company, Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 64,800

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 64,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
64,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
CO, HC

Schedule 13D
CUSIP No. 502003 10 6	Page 4 of 16 Pages

1.	Names of Reporting Persons Robotti & Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 63,500

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 63,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
63,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO, BD

Schedule 13D
CUSIP No. 502003 10 6	Page 5 of 16 Pages

1.	Names of Reporting Persons Robotti & Company Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 1,300

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 1,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO, IA

Schedule 13D
CUSIP No. 502003 10 6	Page 6 of 16 Pages

1.	Names of Reporting Persons Kenneth R. Wasiak

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 1,854,021

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 1,854,021

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,854,021

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
9.8%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 502003 10 6	Page 7 of 16 Pages

1.	Names of Reporting Persons Ravenswood Management Company, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 1,854,021

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 1,854,021

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,854,021

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
9.8%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 502003 10 6	Page 8 of 16 Pages

1.	Names of Reporting Persons The Ravenswood Investment Company, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 1,308,517

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 1,308,517

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,308,517

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
6.9%

14.	Type of Reporting Person (See Instructions)
PN

Schedule 13D
CUSIP No. 502003 10 6	Page 9 of 16 Pages

1.	Names of Reporting Persons Ravenswood Investments III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 545,504

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 545,504

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
545,504

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
2.9%

14.	Type of Reporting Person (See Instructions)
PN

Schedule 13D
CUSIP No. 502003 10 6	Page 10 of 16 Pages

1.	Names of Reporting Persons Benjamin Stein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 293,564

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 293,564

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
293,564

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
1.6%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 502003 10 6	Page 11 of 16 Pages

1.	Names of Reporting Persons Zachary Sternberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 293,564

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 293,564

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
293,564

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
1.6%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 502003 10 6	Page 12 of 16 Pages

1.	Names of Reporting Persons Spruce House Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
Delaware

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 293,564

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 293,564

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
293,564

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
1.6%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 502003 10 6	Page 13 of 16 Pages

1.	Names of Reporting Persons Spruce House Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
Delaware

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 293,564

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 293,564

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
293,564

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
1.6%

14.	Type of Reporting Person (See Instructions)
PN

SCHEDULE 13D
CUSIP No. 502003 10 6	Page 14 of 16 Pages

                 This Statement on Schedule 13D Amendment No. 6 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission").  This Statement amends the Initial Statement of Beneficial Ownership on Schedule 13D relating to Units of Beneficial Interest (the "Units") of LL&E Royalty Trust (the "Issuer"), filed on October 23, 2008 with the Commission as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5 thereto, filed with the Commission on February 9, 2009, June 10, 2009, September 2, 2009, December 28, 2009, and May 5, 2010, respectively (as so amended, the "Amended Statement"), as specifically set forth herein.  Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Amended Statement.

Item 4.	Purpose of Transaction

Item 4 of the Amended Statement is hereby amended to add the following:

                Robotti & Company, on behalf of the Reporting Persons, sent to The Bank of New York Mellon Trust Company, N.A., as Trustee ("Trustee") for LL&E Royalty Trust ("Trust"), a letter dated June 29, 2010 ("June 29 Letter") in which it proposed a sale of the Trust assets for units of a newly-form limited liability company ("New LLC"), to preserve Unit holder value.

                Section 9.02 of the Trust Agreement permits the Trustee to sell the assets of the Trust for non-cash consideration consisting of personal property upon the authorization of the holders of a majority of the Units.   Accordingly, the Trustee has the flexibility to sell the Trust assets for non-cash consideration consisting of personal property if authorized by the holders of a majority of the Units and if the Trustee deems such transaction to be in the best interest of the Unit holders.  We propose a sale of the Trust assets for units of New LLC -- i.e., non-cash consideration consisting of personal property --which is possible with the approval of the holders of a majority of the Units.

The steps for such a transaction are as follows:

Form and prepare New LLC to be a public company registered under the Securities Act of 1933 (the "Securities Act").  New LLC would be formed as a limited liability company under the laws of the State of Delaware.  New LLC would be set up to comply with applicable corporate governance requirements, including among other things, the required composition of the board of directors and committees thereof and the engagement of independent accountants.  New LLC would put systems in place for producing financial statements and related disclosure, including required evaluations of disclosure controls and the effectiveness of internal controls over financial reporting.  New LLC would be subject to the periodic and other reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act").

Execute an Exchange Agreement between New LLC and the Trustee (on behalf of the Trust) providing for the exchange of assets of the Trust (which consist of the partnership interests in LL&E Royalty Partnership (the "Partnership")) for units of the New LLC and the distribution of such units to Unit holders in final liquidation of the Trust (the "Transaction").  The closing of the Transaction will be conditioned on the approval of the holders of a majority of the Units.

Prepare the required Proxy Statement and Registration Statement (including the Prospectus) in accordance with applicable federal securities laws.

File and distribute the Proxy Statement and Registration Statement (including the Prospectus) in accordance with applicable federal securities laws.

Call and hold a meeting of the Unitholders to vote on the Transaction.

SCHEDULE 13D
CUSIP No. 502003 10 6	Page 15 of 16 Pages

               We intend to prefund New LLC with sufficient funds to cover the Trust's already incurred expenses, expenses in approving and consummating the Transaction as well as to cover the operations of New LLC for the foreseeable future.

               In addition, if the Transaction is consummated, we anticipate that New LLC would then commence a rights offering whereby each unit holder would have an opportunity to participate and maintain its proportional interest in New LLC subject to any amounts paid by or on behalf of the Trust or New LLC to consummate the Transaction and any dilution due to prefunding of New LLC, which we anticipate will be no more than 5%-10%.

A copy of the June 29 Letter is attached hereto as Exhibit 6 and incorporated herein by reference.

Item 7.	Materials To Be Filed As Exhibits

Item 7 of the Amended Statement has been amended and restated to read as follows:

The following documents are filed herewith or have been previously filed:

1.             Joint Filing Agreement dated as of October 23, 2008 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.

2.             Letter dated October 21, 2008, from Robotti & Company, LLC, The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P. to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.

3.             Letter dated February 5, 2009, from Robotti & Company, LLC, The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P. to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.

4.             Amended and Restated Joint Filing Agreement dated as of  September 2, 2009 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., Ravenswood Investments III, L.P., Benjamin Stein, Zachary Sternberg, Spruce House Capital LLC, and Spruce House Partners LP.

5. Letter dated April 30, 2010, from Robotti & Company, LLC to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.

6. Letter dated June 29, 2010, from Robotti & Company, LLC to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.

SCHEDULE 13D
CUSIP No. 502003 10 6			Page 16 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	July 1, 2010

Robotti & Company, Incorporated

	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC		Robotti & Company Advisors, LLC

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

Ravenswood Management Company, L.L.C.

By:	/s/ Robert E. Robotti		/s/ Kenneth R. Wasiak

	Name: Robert E. Robotti		Kenneth R. Wasiak
Title: Managing Member

Ravenswood Investments III, L.P.			Ravenswood Investment Company, L.P.

By:	Ravenswood Management Company, L.L.C.	By:	Ravenswood Management Company, L.L.C.
	Its General Partner		Its General Partner

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: Managing Member		Title: Managing Member

Spruce House Capital LLC			/s/ Benjamin Stein

Benjamin Stein
By:	/s/ Benjamin Stein
:
	Name: Benjamin Stein		/s/ Zachary Sternberg

	Title: Managing Member		Zachary Sternberg

Spruce House Partners LP

By:	Spruce House Capital LLC
Its General Partner

By:	/s/ Benjamin Stein

Name: Benjamin Stein
Title: Managing Member